UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2007
Commission File Number 000-31212

Metal Storm Limited

(Translation of registrant’s name into English)

Building 4, 848 Boundary Road, Richlands, Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes   ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: December 21, 2007	By:	/s/ Peter Wetzig

	Name:	Peter Wetzig
	Title:	Company Secretary

Metal Storm Inc. Demonstrates Less Lethal Technology in Crowd Control Scenario
Arlington, VA — December 21 2007: Metal Storm Limited (NASDAQ ticker symbol: MTSX and ASX trading code: MST).
Live Fire Demonstration validates Metal Storm technology in Less Lethal applications.
ARLINGTON, VIRGINIA — 21 December, 2007 — Metal Storm Limited is pleased to announce that Metal Storm Incorporated (MSI) has successfully conducted a live fire demonstration of a Crowd Control system using Metal Storm stacked projectile technology. The demonstration was performed under a Small Business Innovative Research (SBIR) contract with the U.S. Army that began in January, 2006.
The demonstration was designed to display several technical objectives which included the development of a family of Less Lethal munitions with smart round features; development of an electronic fire control system with targeting and ranging; the acquisition of a man-machine interface; and the integration of the entire system with an Unmanned Ground Vehicle (UGV). Metal Storm met these objectives with an integrated weapon system that provides the operator with several options when responding to a domestic or Military Operations in Urban Terrain (MOUT) scenario.
The system was developed by Metal Storm working with several key technology partners including iRobot who supplied their Warrior UGV platform and TeleRobotics who specializes in networked remotely operated weapons systems.
Commenting on the demonstration, Peter D. Faulkner, Senior Vice President and General Manager for Metal Storm’s U.S. Operations said “We see the Less Lethal arena as a significant growth market and one that adapts well with the Metal Storm stacked round technology. The Metal Storm system can be used with riot/crowd control, police actions or other situations where use of deadly force is unwarranted. “
The event was attended by representatives from the U.S. Army, the Joint Non Lethal Weapons Directorate and the Fairfax County Virginia law enforcement Civil Disturbance Unit.
The Army’s Program Manager for Metal Storm’s SBIR Contract, Mr. Richard Joliffe said “I was pleased to witness the successful demonstration of the Metal Storm Crowd Control System. This demonstration prepares the way for further development, refinement and eventual commercialization of the Metal Storm Crowd Control System. ”
Lee Finniear, CEO of Metal Storm Limited said “The addition of a demonstrated Metal Storm less than lethal capability has significant positive implications across our entire range of weapon systems. 3GL, Redback and our custom configured weapon systems will now be able to offer both lethal and less lethal payloads, making the weapons more versatile in the complexity of modern combat and peacekeeping operations”.
Metal Storm Inc is aggressively marketing these demonstrated capabilities to the Department of Homeland Security, the U.S. Military and Domestic Law Enforcement agencies.
© 2007 Metal Storm Incorporated. All rights reserved. “Metal Storm” and the Metal Storm logo are registered trademarks of Metal Storm Limited.

Notes:
 Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia
 Dr Lee Finniear — Chief Executive Officer — Ph: +61 7 3123 4700
USA
 Peter Faulkner — General Manager US Operations — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Incorporated is an engineering services company, licensed to utilize Metal Storm Limited Stacked Projectile Electronic Ballistics Technology within the United States defense and homeland security markets.
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.